SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 15

  Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or
               Suspension of Duty to File Reports
  Under Sections 13 and 15(d) of the Securities Exchange Act of
                              1934

                 Commission File Number  0-12404

                   JACOR COMMUNICATIONS, INC.
     (Exact name of registrant as specified in its charter)

                         1300 PNC Center
                      201 East Fifth Street
                     Cincinnati, Ohio  45202
                    Telephone: (513) 621-1300
  (Address, including zip code, and telephone number, including area code,
          of registrant's principal executive offices)

  Common Stock Purchase Warrants (issued January 11, 1993, and redeemed June 12, 1996)
    (Title of each class of securities covered by this Form)

                  Common Stock, $.01 par value
   Common Stock Purchase Warrants (issued September 18, 1996)
         $259,900,000 Liquid Yield Option Notes due 2011
    Guarantee of Citicasters Inc. $100,000,000 10 1/8% Senior
                   Subordinated Notes due 2006
  (Title of all other classes of securities for which a duty to file
          reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
   X       Rule 12g-4(a)(1)(i)           Rule 12h-3(b)(1)(ii)
           Rule 12g-4(a)(1)(ii)          Rule 12h-3(b)(2)(i)
           Rule 12g-4(a)(2)(i)           Rule 12h-3(b)(2)(ii)
           Rule 12g-4(a)(2)(ii)          Rule 15d-6
                           Rule 12h-3(b)(1)(i)

     Approximate number of holders of record as of the certification or notice date:

     None - Common Stock Purchase Warrants (issued January 11,
            1993, and    redeemed June 12, 1996)
     1,500 - Common Stock, $.01 par value
     1,400 - Common Stock Purchase Warrants (issued September 18,
             1996)
     1 - $259,900,000 Liquid Yield Option Notes due 2011
     1 - Guarantee of Citicasters Inc. $100,000,000 10 1/8%
         Senior  Subordinated Notes due 2006

     Pursuant to the requirements of the Securities Exchange Act of 1934, Jacor Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 12, 1996                    By: /s/ R. Christopher Weber
                                           R. Christopher Weber,
                                           Senior Vice President and
                                           Chief Financial Officer